SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 3 April 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------
EXHIBIT NO.

1.1     Purchase of Own Securities released on 5 March 2003
1.2     Director Shareholding released on 5 March 2003
1.3     Purchase of Own Securities released on 6 March 2003
1.4     Purchase of Own Securities released on 7 March 2003
1.5     Purchase of Own Securities released on 7 March 2003
1.6     Director Shareholding released on 10 March 2003
1.7     Purchase of Own Securities released on 10 March 2003
1.8     Purchase of Own Securities released on 11 March 2003
1.9     Purchase of Own Securities released on 12 March 2003
2.1     Purchase of Own Securities released on 13 March 2003
2.2     Purchase of Own Securities released on 17 March 2003
2.3     Holding(s) in Company released on 17 March 2003
2.4     Purchase of Own Securities released on 17 March 2003
2.5     Annual Report and Accounts released on 17 March 2003
2.6     Director Shareholding released on 18 March 2003
2.7     Holding(s) in Company released on 18 March 2003
2.8     Purchase of Own Securities released on 19 March 2003
2.9     Director Shareholding released on 19 March 2003
3.1     Purchase of Own Securities released on 19 March 2003
3.2     Purchase of Own Securities released on 20 March 2003
3.3     Purchase of Own Securities released on 24 March 2003
3.4     Purchase of Own Securities released on 26 March 2003
3.5     Purchase of Own Securities released on 27 March 2003
3.6     Director Shareholding released on 31 March 2003
3.7     Director Shareholding released on 31 March 2003
3.8     Holding(s) in Company released on 3 April 2003


EXHIBIT NO. 1.1

BP p.l.c. - Purchase of Own Securities
BP p.l.c. - 5th March 2003

BP p.l.c. announces that on 4th March 2003, it purchased for cancellation 9,250,000 ordinary shares at prices between 406.25 pence and 410.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

END

EXHIBIT NO. 1.2


We have today been advised by Mr R.L. Olver, a Director of BP p.l.c., that on 4th March 2003 he disposed of 15,000 BP Ordinary shares by way of gifts to family members.

END

EXHIBIT NO. 1.3

BP p.l.c. - Purchase of Own Securities
BP p.l.c. - 6th March 2003

BP p.l.c. announces that on 5th March 2003, it purchased for cancellation 9,200,000 ordinary shares at prices between 404.25 pence and 409.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

END

EXHIBIT NO. 1.4


BP p.l.c. - Purchase of Own Securities
BP p.l.c. - 7th March 2003

BP p.l.c. announces that on 6th March 2003, it purchased for cancellation 9,200,000 ordinary shares at prices between 402.50 pence and 408.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

END

EXHIBIT NO. 1.5

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  10th  March 2003


BP p.l.c. announces that on 7th March 2003, it purchased for cancellation 2,657,890 ordinary shares at prices between 392.00 pence and 398.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 1.6

We have today been advised by Computershare Plan Managers that on 10 March 2003 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ GBP3.95 per share through participation in the BP ShareMatchUK Plan:-

Mr R.F. Chase                                              96 shares

Dr A.B. Hayward                                            96 shares

Mr J.A. Manzoni                                            93 shares

Mr R.L. Olver                                              96 shares

EXHIBIT NO. 1.7

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  11th  March 2003



BP p.l.c. announces that on 10th March 2003, it purchased for cancellation 6,200,000 ordinary shares at prices between 394.00 pence and 399.75 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 1.8

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  12th  March 2003



BP p.l.c. announces that on 11th March 2003, it purchased for cancellation 7,850,000 ordinary shares at prices between 391.00 pence and 396.00 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 1.9

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  13th March 2003



BP p.l.c. announces that on 12th March 2003, it purchased for cancellation 9,800,000 ordinary shares at prices between 373.50 pence and 386.00 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. .1

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  14th  March 2003

BP p.l.c. announces that on 13th March 2003, it purchased for cancellation 1,475,000 ordinary shares at prices between 372.25 pence and 384.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 2.2

Notification of changes to director's shareholdings


We have today been advised by Dr D.C. Allen, a Director of BP p.l.c., that he has today exercised an option over 33,600 BP Ordinary shares @ GBP1.50 per share and has retained the resulting 33,600 shares.

EXHIBIT NO. 2.3

Letter to RNS

NOTIFICATION OF INTEREST

We write to inform you that we received notification on 14 March 2003, dated 12 March 2003, from Barclays PLC disclosing a notifiable interest in our Ordinary Shares of US$0.25 each. The disclosure of their interest pursuant to Section 202(3) of the Companies Act 1985 is shown below.

From BP PLC

Letter to BP PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 11 March 2003 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.01%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are shown below.

The issued capital of 22,292,348,250 is the latest figure available to us.

From Barclays PLC

                        REGISTERED HOLDERS REPORT

BP                                                            SEDOL: 0798059

As at 11 March 2003 Barclays PLC, through the registered holders listed below, had a notifiable interest in 670,033,106 ORD USD0.25 representing 3.01% of the issued share capital of 22,292,348,250 units.

Registered Holder                    Account Designation               Holding

Clydesdale Nominees   HGB0125           03101540                        2,238
Clydesdale Nominees   HGB0125           03101787                        2,750
Clydesdale Nominees   HGB0125           03101876                        4,400
Clydesdale Nominees   HGB0125           03102023                        5,200
Clydesdale Nominees   HGB0125           03102040                        8,350
Clydesdale Nominees   HGB0125           03102058                        2,290
Clydesdale Nominees   HGB0125           03102090                        3,986
Clydesdale Nominees   HGB0125           03102180                        3,650
Clydesdale Nominees   HGB0125           03102309                        1,258
Clydesdale Nominees   HGB0125           03102368                        2,100
Clydesdale Nominees   HGB0125           03102384                        4,000
Clydesdale Nominees   HGB0125           03102406                        1,910
Clydesdale Nominees   HGB0125           03102465                       49,300
Clydesdale Nominees   HGB0125           03102511                        9,600
Clydesdale Nominees   HGB0125           03102546                        3,730
Clydesdale Nominees   HGB0125           03102660                        2,800
Clydesdale Nominees   HGB0125           03102716                        3,350
Clydesdale Nominees   HGB0125           03103062                        1,020
Clydesdale Nominees   HGB0125           03103119                        5,360
Clydesdale Nominees   HGB0125           03105464                        1,700
Clydesdale Nominees   HGB0125           03105510                        3,050
Clydesdale Nominees   HGB0125           03105600                        4,000
Clydesdale Nominees   HGB0125           03105669                        2,300
Clydesdale Nominees   HGB0125           07000093                        6,150
Clydesdale Nominees   HGB0125           07000182                        5,000
Clydesdale Nominees   HGB0125           07000417                       47,940
Clydesdale Nominees   HGB0125           07000425                       50,915
Clydesdale Nominees   HGB0225           00005192                       16,000
Clydesdale Nominees   HGB0225           00436843                        2,800
Clydesdale Nominees   HGB0225           00472521                        1,000
Clydesdale Nominees   HGB0225           00483221                        5,000
Clydesdale Nominees   HGB0225           00484015                        5,500
Clydesdale Nominees   HGB0225           00595798                        5,900
Clydesdale Nominees   HGB0225           00597278                       56,700
Clydesdale Nominees   HGB0225           00597758                        2,500
Clydesdale Nominees   HGB0225           00639205                        1,500
Clydesdale Nominees   HGB0225           00701601                        4,700
Clydesdale Nominees   HGB0225           00702764                          800
Clydesdale Nominees   HGB0225           00703213                        1,750
Clydesdale Nominees   HGB0225           00703825                        2,500
Clydesdale Nominees   HGB0225           00703833                       14,300
Clydesdale Nominees   HGB0225           00703841                        3,700
Clydesdale Nominees   HGB0225           00870934                       13,100
Clydesdale Nominees   HGB0225           00878188                        8,000
Clydesdale Nominees   HGB0225           00882487                        2,500
Clydesdale Nominees   HGB0325           00702764                          800
Clydesdale Nominees   HGB0325           03100241                        1,800
Clydesdale Nominees   HGB0425           00209774                        3,300
Clydesdale Nominees   HGB1025           00837619                       23,200

INVESTORS BANK AND TRUST CO             428169                      2,824,920
INVESTORS BANK AND TRUST CO             519883                         15,672
INVESTORS BANK AND TRUST CO             519891                         38,334
INVESTORS BANK AND TRUST CO             519909                         84,389
INVESTORS BANK AND TRUST CO             519917                          9,701
INVESTORS BANK AND TRUST CO             519925                          6,069
INVESTORS BANK AND TRUST CO             555879                        390,765
INVESTORS BANK AND TRUST CO             573039                      2,448,075
INVESTORS BANK AND TRUST CO             576487                        277,501
INVESTORS BANK AND TRUST CO             583293                      8,668,789
INVESTORS BANK AND TRUST CO             585165                        364,992
INVESTORS BANK AND TRUST CO             586072                      2,128,629
INVESTORS BANK AND TRUST CO             588888                        173,223
INVESTORS BANK AND TRUST CO             590421                        369,708
INVESTORS BANK AND TRUST CO             595966                      4,077,303
INVESTORS BANK AND TRUST CO             911140                        611,034

JPMORGAN CHASE BANK                     540186                      1,590,127
JPMORGAN CHASE BANK                     555465                      5,406,689
JPMorgan Chase Bank                     BTCO34IE                      301,439
JPMorgan Chase Bank                     BTCO45IE                    2,334,539
JPMorgan Chase Bank                     BTGF01IE                      970,785
JPMorgan Chase Bank                     BTGF04IE                    3,274,199
JPMorgan Chase Bank                     BTGF05IE                      799,645
JPMorgan Chase Bank                     BTGF07IE                      509,510
JPMorgan Chase Bank                     BTK001IE                    2,650,648
JPMorgan Chase Bank                     BTS004IE                    2,516,051
JPMorgan Chase Bank                     BTS005IE                      433,416
JPMorgan Chase Bank                     BTS006IE                      456,201
JPMorgan Chase Bank                     BTS009IE                      238,953
JPMorgan Chase Bank                     BTS011IE                      141,144
JPMorgan Chase Bank                     BTS015IE                      246,224
JPMorgan Chase Bank                     BTS018IE                       43,507
JPMorgan Chase Bank                     BTS019IE                      127,038
JPMorgan Chase Bank                     BTS022IE                      237,330
JPMorgan Chase Bank                     BTS024IE                      194,352
JPMorgan Chase Bank                     BTS028IE                    9,055,366
JPMorgan Chase Bank                     BTS031IE                      110,168

Mitsubishi Trust International          BNN018IE                      119,507
Mitsubishi Trust International          BNN024IE                       62,420
Mitsubishi Trust International          BNN033IE                      109,129
Mitsubishi Trust International          BNN046IE                      240,804

NORTHERN TRUST BANK - BGI SEPA          581610                      1,623,645
NORTHERN TRUST BANK - BGI SEPA          584069                        966,084

Nutraco Nominees Limited                                            3,000,000

State Street                            BNN005IE                       37,464
State Street                            BNN032IE                      154,126
State Street                            BNX012IE                      506,063
State Street                            BNX019IE                      447,019
State Street                            BNX021IE                       21,817
State Street Bank - Custodian           576222                         69,910
STATE STREET BANK AND TRUST             713101                     22,769,381

Sumitomo TB                             BNN029IE                       87,100
Sumitomo TB                             BNN031IE                       55,648
Sumitomo TB                             BNN036IE                       67,332
Sumitomo TB                             BNN052IE                      121,251

Swan Nominees Limited                                                 128,818
Swan Nominees Limited                                                   5,236

ZEBAN NOMINEES LIMITED                                              7,735,269

                                                    TOTAL         670,033,106

EXHIBIT NO. 2.4

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  18th  March 2003



BP p.l.c. announces that on 17th March 2003, it purchased for cancellation 3,900,000 ordinary shares at prices between 393.25 pence and 406.75 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 2.5

Documents for the BP p.l.c. 2003 Annual General Meeting



Annual Report 2002
Annual Accounts 2002
Notice of 2003 Annual General Meeting
Proxy form
Shareholder information card



Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:



Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No: (0) 20 7676 1000

EXHIBIT NO. 2.6

Notification of changes to director's shareholdings



We have today been advised by Sir Ian Prosser, a Director of BP p.l.c., that he has today purchased 4,475 BP Ordinary shares @ GBP4.06 per share.

EXHIBIT NO. 2.7

Letter RNS

NOTIFICATION OF INTEREST

We write to inform you that we received notification on 18 March 2003, dated 14 March 2003, from Barclays PLC declaring that they no longer have a notifiable interest in our Ordinary Shares of US$ 0.25 each. The letter from Barclays PLC disclosing that their interest is no longer notifiable is below.


Letter from  BP PLC


Letter to BP PLC   Dated 14 March 2003

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 13 March 2003 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 22,284,498,250.


Letter from Barclays PLC

EXHIBIT NO. 2.8

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  19th  March 2003



BP p.l.c. announces that on 18th March 2003, it purchased for cancellation 2,520,761 ordinary shares at prices between 406.00 pence and 411.75 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 2.9


We have today been advised by Dr B.E. Grote, a Director of BP p.l.c., that on 14th March 2003, he exercised an option over 40,000 BP ADSs (equivalent to
approximately 240,000 BP Ordinary shares) @ $13.625 per ADS.   On the same day
he sold the resulting 40,000 ADSs @ $38.055 per ADS.

EXHIBIT NO. 3.1

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  20th March 2003



BP p.l.c. announces that on 19th March 2003, it purchased for cancellation 1,902,000 ordinary shares at prices between 415.00 pence and 417.00 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 3.2

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  21st   March 2003

BP p.l.c. announces that on 20th March 2003, it purchased for cancellation 10,000,000 ordinary shares at prices between 4.08 pence and 4.14 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 3.3

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  24th   March 2003

BP p.l.c. announces that on 21st March 2003, it purchased for cancellation 6,000,000 ordinary shares at prices between 4.23 pence and 4.28 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 3.4

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  26th  March 2003



BP p.l.c. announces that on 25th March 2003, it purchased for cancellation 7,000,000 ordinary shares at prices between 411.5 pence and 425.0 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 3.5

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  27th  March 2003



BP p.l.c. announces that on 26th March 2003, it purchased for cancellation 5,600,000 ordinary shares at prices between 421.25 pence and 430.0 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 3.6


We were advised on 31 March 2003 by HSBC Trust Company UK Limited that on 24 March 2003 Mr. R.L Olver, a Director of BP p.l.c., acquired 159 BP Ordinary shares @ GBP4.185 per share through reinvestment of dividends on shares held by him in PEP and ISA plans.

EXHIBIT NO. 3.7


We were advised on 31 March 2003 by Dr. DeAnne Julius, a Director of BP p.l.c., that on 28 March 2003 she purchased 5,000 BP Ordinary shares @ GBP4.124 per share, and 5,000 BP Ordinary shares @ GBP4.136 per share.

EXHIBIT NO. 3.8

Letter to RNS

NOTIFICATION OF INTEREST

We write to inform you that we received notification on 3 April 2003, dated
2 April 2003, from Barclays PLC disclosing a notifiable interest in our Ordinary Shares of US$0.25 each. The disclosure of their interest pursuant to Section 202(3) of the Companies Act 1985 is shown below.

From BP PLC

Letter to BP PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 31 March 2003 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.01%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are shown below.

The issued capital of 22,252,100,489 is the latest figure available to us.

From Barclays PLC

                               LEGAL ENTITY REPORT

BP                                                            SEDOL: 0798059

As at 31 March 2003 Barclays PLC through the legal entities listed below, had a notifiable interest in 670,008,528 ORD USD0.25 representing 3.01% of the issued share capital of 22,252,100,489 units.

LEGAL Entity                            Holding                 Percentage Held

Woolwich Pension Fund
 Trust Co Ltd                           959,511                      0.0043

Barclays Global Investors
 Japan Trust &                       25,765,779                      0.1158

Barclay Global Investors,N.A        229,501,674                      1.0314

Barclays Global Fund Advisors         6,772,636                      0.0304

Barclays Private Bank Ltd             7,552,550                      0.0339

Barclays Private Bank and Trust Ltd      23,135                      0.0001

Woolwich Life Ltd                     2,762,056                      0.0124

Barclays Global Investors
 Australia Ltd                        5,111,101                      0.0230

Barclays Nikko Global
 Investors Ltd                        7,704,208                      0.0346

Barclays Global Investors Ltd       336,820,860                      1,5137

Barclays Global Investors Japan         447,019                      0.0020

Barclays Bank Trust Company Ltd         545,072                      0.0024

Barclays Private Bank and Trust Ltd   1,243,787                      0.0056

Barclays Life assurance Co Ltd       38,987,361                      0.1752

Barclays Private Bank and Trust Ltd     134,054                      0.0006

Barclays Capital Securities Ltd        5,677,725                      0.0255

               Group Holding        670,008,528                      3.0109


                        REGISTERED HOLDERS REPORT

BP                                                            SEDOL: 0798059

As at 31 March 2003 Barclays PLC, through the registered holders listed below, had a notifiable interest in 670,008,528 ORD USD0.25 representing 3.01% of the issued share capital of 22,252,100,489 units.

Registered Holder                    Account Designation               Holding

ALMIXFTTL-18408 CHASE MANHATTA       ALMIXFTT                        3,277,900
ASUKEXTTL 20947 CHASE MANHATTA       ASUKEXTT                       75,047,615
Bank of Ireland                      BNX0091E                        6,177,693
BARCLAYS CAPITAL NOMINEES LIMI                                       5,594,041
BARCLAYS CAPITAL SECURITIES LT                                          83,684
Barclays Global Investors Japa       BTS026IE                          125,374
Barclays Trust Co & others                                             178,672
BARCLAYS TRUST CO AS EXEC/ADM                                            9,388
Barclays Trust Co DMC69                                                 38,672
Barclays Trust Co E99                                                   24,028
Barclays Trust Co R69                                                  294,312
BLEEQTTTL 17011 CHASE MANHATTA       BLEEOTTT                          359,014
BLENTFUKQ 16344 CHASE MANHATTA       BLENTFUK                        1,069,501
BLENTPUKQ 16345 CHASE MANHATTA       BLENTPUK                        2,160,129
BLEQWSUKQ 16331 CHASE MANHATTA       BLEOFDUK                        6,936,155
BLEQPTUEA 16341 CHASE MANHATTA       BLEOPTUE                        5,160,205
BLEQPTUKQ 16341 CHASE MANHATTA       BLEOPTUK                       19,519,501
BLINTNUKQ Z1AJ-dummy                 BLINTNUK                        1,229,124
BLINTPUKQ 16342 CHASE MANHATTA       BLINTPUK                        2,553,732
BLUKINTTL 16400 CHASE MANHATTA       BLUKINTT                      247,242,138
BOSTON SAFE DEPOSIT AND TRUST        591668                          5,496,812
CHASE MANHATTAN BANK                 500227                        100,076,232
CHASE MANHATTAN BANK                 502872                         36,011,945
CHASE MANHATTAN BANK                 508068                         10,352,191
CHASE MANHATTAN BANK                 527191                         25,015,188
CHASE MANHATTAN BANK                 536747                          4,846,706
CHASE MANHATTAN BANK                 552942                          5,752,272
CHASE MANHATTAN BANK                 579523                            151,540
CHASE MANHATTAN BANK                 585439                            321,760
CHASE MANHATTAN BANK                 586528                            319,807
CHASE NOMINEES LIMITED                                                 959,511
CHATRKTTL-16376-CHASE MANHATTA       CHATRKTT                       11,253,207
Clydesdale Nominees   HGB0125        00029130                               48
Clydesdale Nominees   HGB0125        00030251                            7,087
Clydesdale Nominees   HGB0125        00203172                            2,100
Clydesdale Nominees   HGB0125        00209774                           11,816
Clydesdale Nominees   HGB0125        00218021                            1,750
Clydesdale Nominees   HGB0125        00224676                            1,700
Clydesdale Nominees   HGB0125        00225176                            3,400
Clydesdale Nominees   HGB0125        00323330                            5,900
Clydesdale Nominees   HGB0125        00323364                            4,600
Clydesdale Nominees   HGB0125        00323372                            1,300
Clydesdale Nominees   HGB0125        00323410                            2,940
Clydesdale Nominees   HGB0125        00323496                            8,100
Clydesdale Nominees   HGB0125        00323828                            9,950
Clydesdale Nominees   HGB0125        00324085                            3,450
Clydesdale Nominees   HGB0125        00324190                            5,850
Clydesdale Nominees   HGB0125        00324565                              950
Clydesdale Nominees   HGB0125        00456399                           11,930
Clydesdale Nominees   HGB0125        00462712                            1,500
Clydesdale Nominees   HGB0125        00472521                            2,400
Clydesdale Nominees   HGB0125        00479461                            3,000
Clydesdale Nominees   HGB0125        00479488                            3,200
Clydesdale Nominees   HGB0125        00479496                            3,000
Clydesdale Nominees   HGB0125        00485208                            1,615
Clydesdale Nominees   HGB0125        00486590                           41,600
Clydesdale Nominees   HGB0125        00493383                           20,100
Clydesdale Nominees   HGB0125        00493677                            3,700
Clydesdale Nominees   HGB0125        00494096                            4,000
Clydesdale Nominees   HGB0125        00496129                            2,165
Clydesdale Nominees   HGB0125        00592209                           99,400
Clydesdale Nominees   HGB0125        00594198                            3,400
Clydesdale Nominees   HGB0125        00594414                            8,000
Clydesdale Nominees   HGB0125        00594465                            5,100
Clydesdale Nominees   HGB0125        00594988                           11,500
Clydesdale Nominees   HGB0125        00595372                            2,100
Clydesdale Nominees   HGB0125        00595534                            5,900
Clydesdale Nominees   HGB0125        00595712                            2,950
Clydesdale Nominees   HGB0125        00595780                            3,400
Clydesdale Nominees   HGB0125        00595950                            2,000
Clydesdale Nominees   HGB0125        00595968                            2,800
Clydesdale Nominees   HGB0125        00596123                            4,500
Clydesdale Nominees   HGB0125        00596450                               46
Clydesdale Nominees   HGB0125        00596468                               46
Clydesdale Nominees   HGB0125        00597057                           10,000
Clydesdale Nominees   HGB0125        00597073                           10,500
Clydesdale Nominees   HGB0125        00597103                            3,600
Clydesdale Nominees   HGB0125        00597138                           18,450
Clydesdale Nominees   HGB0125        00597308                            3,600
Clydesdale Nominees   HGB0125        00597316                            4,800
Clydesdale Nominees   HGB0125        00597324                            4,000
Clydesdale Nominees   HGB0125        00597332                            3,200
Clydesdale Nominees   HGB0125        00597359                            3,000
Clydesdale Nominees   HGB0125        00597383                            5,400
Clydesdale Nominees   HGB0125        00597448                            4,600
Clydesdale Nominees   HGB0125        00597537                            3,900
Clydesdale Nominees   HGB0125        00597545                            5,800
Clydesdale Nominees   HGB0125        00608253                           29,500
Clydesdale Nominees   HGB0125        00639191                            1,500
Clydesdale Nominees   HGB0125        00639205                              400
Clydesdale Nominees   HGB0125        00639213                            1,500
Clydesdale Nominees   HGB0125        00640092                            5,400
Clydesdale Nominees   HGB0125        00644128                            4,370
Clydesdale Nominees   HGB0125        00645442                           10,590
Clydesdale Nominees   HGB0125        00651361                            2,550
Clydesdale Nominees   HGB0125        00660549                            2,800
Clydesdale Nominees   HGB0125        00668604                            1,900
Clydesdale Nominees   HGB0125        00672466                            2,500
Clydesdale Nominees   HGB0125        00675368                            2,000
Clydesdale Nominees   HGB0125        00678693                            4,000
Clydesdale Nominees   HGB0125        00679401                           27,000
Clydesdale Nominees   HGB0125        00681902                            1,300
Clydesdale Nominees   HGB0125        00686050                           10,000
Clydesdale Nominees   HGB0125        00691355                            6,450
Clydesdale Nominees   HGB0125        00691517                            7,500
Clydesdale Nominees   HGB0125        00692190                            1,200
Clydesdale Nominees   HGB0125        00692386                            3,850
Clydesdale Nominees   HGB0125        00692963                           16,662
Clydesdale Nominees   HGB0125        00693013                            3,300
Clydesdale Nominees   HGB0125        00693030                            4,050
Clydesdale Nominees   HGB0125        00693196                            8,545
Clydesdale Nominees   HGB0125        00693200                            5,200
Clydesdale Nominees   HGB0125        00693218                            6,000
Clydesdale Nominees   HGB0125        00693269                           15,250
Clydesdale Nominees   HGB0125        00693404                            8,000
Clydesdale Nominees   HGB0125        00693480                            1,350
Clydesdale Nominees   HGB0125        00693552                           14,000
Clydesdale Nominees   HGB0125        00693722                            3,000
Clydesdale Nominees   HGB0125        00693846                            4,650
Clydesdale Nominees   HGB0125        00693900                            7,000
Clydesdale Nominees   HGB0125        00694028                            5,820
Clydesdale Nominees   HGB0125        00694699                            2,030
Clydesdale Nominees   HGB0125        00694893                            2,400
Clydesdale Nominees   HGB0125        00695032                            2,000
Clydesdale Nominees   HGB0125        00696039                            5,200
Clydesdale Nominees   HGB0125        00696101                            6,000
Clydesdale Nominees   HGB0125        00697205                           14,000
Clydesdale Nominees   HGB0125        00697256                            1,800
Clydesdale Nominees   HGB0125        00697329                           15,500
Clydesdale Nominees   HGB0125        00702454                            2,900
Clydesdale Nominees   HGB0125        00702764                              800
Clydesdale Nominees   HGB0125        00702950                            2,825
Clydesdale Nominees   HGB0125        00703140                            3,800
Clydesdale Nominees   HGB0125        00703353                            4,600
Clydesdale Nominees   HGB0125        00703396                            1,300
Clydesdale Nominees   HGB0125        00703450                            3,600
Clydesdale Nominees   HGB0125        00703809                            2,100
Clydesdale Nominees   HGB0125        00703884                            2,600
Clydesdale Nominees   HGB0125        00703957                            4,000
Clydesdale Nominees   HGB0125        00807507                           19,200
Clydesdale Nominees   HGB0125        00807663                            4,250
Clydesdale Nominees   HGB0125        00830118                            5,300
Clydesdale Nominees   HGB0125        00866805                            5,500
Clydesdale Nominees   HGB0125        00870357                           14,500
Clydesdale Nominees   HGB0125        00887365                            3,600
Clydesdale Nominees   HGB0125        03000000                            3,400
Clydesdale Nominees   HGB0125        03000379                            2,250
Clydesdale Nominees   HGB0125        03000441                            5,550
Clydesdale Nominees   HGB0125        03000484                            2,000
Clydesdale Nominees   HGB0125        03100012                            1,800
Clydesdale Nominees   HGB0125        03100071                           11,850
Clydesdale Nominees   HGB0125        03100101                            3,430
Clydesdale Nominees   HGB0125        03100110                            2,268
Clydesdale Nominees   HGB0125        03100241                            1,918
Clydesdale Nominees   HGB0125        03100357                            3,340
Clydesdale Nominees   HGB0125        03100403                            4,000
Clydesdale Nominees   HGB0125        03100420                            4,650
Clydesdale Nominees   HGB0125        03100926                           10,020
Clydesdale Nominees   HGB0125        03101086                            7,900
Clydesdale Nominees   HGB0125        03101540                            2,238
Clydesdale Nominees   HGB0125        03101787                            2,750
Clydesdale Nominees   HGB0125        03101876                            4,400
Clydesdale Nominees   HGB0125        03102023                            5,200
Clydesdale Nominees   HGB0125        03102040                           12,100
Clydesdale Nominees   HGB0125        03102058                            2,290
Clydesdale Nominees   HGB0125        03102090                            3,986
Clydesdale Nominees   HGB0125        03102180                            3,650
Clydesdale Nominees   HGB0125        03102309                            1,258
Clydesdale Nominees   HGB0125        03102368                            2,100
Clydesdale Nominees   HGB0125        03102384                            4,000
Clydesdale Nominees   HGB0125        03102406                            1,910
Clydesdale Nominees   HGB0125        03102465                           49,300
Clydesdale Nominees   HGB0125        03102511                            9,600
Clydesdale Nominees   HGB0125        03102546                            3,730
Clydesdale Nominees   HGB0125        03102660                            2,800
Clydesdale Nominees   HGB0125        03102716                            3,350
Clydesdale Nominees   HGB0125        03103062                            1,020
Clydesdale Nominees   HGB0125        03103119                            5,360
Clydesdale Nominees   HGB0125        03105464                            1,700
Clydesdale Nominees   HGB0125        03105510                            3,050
Clydesdale Nominees   HGB0125        03105600                            4,000
Clydesdale Nominees   HGB0125        03105669                            2,300
Clydesdale Nominees   HGB0125        07000093                            6,150
Clydesdale Nominees   HGB0125        07000182                            5,000
Clydesdale Nominees   HGB0125        07000417                           50,915
Clydesdale Nominees   HGB0125        07000425                           47,940
Clydesdale Nominees   HGB0125        00005192                           16,000
Clydesdale Nominees   HGB0125        00436843                            2,800
Clydesdale Nominees   HGB0125        00472521                            1,000
Clydesdale Nominees   HGB0125        00483221                            5,000
Clydesdale Nominees   HGB0125        00484015                            5,500
Clydesdale Nominees   HGB0125        00595798                            5,900
Clydesdale Nominees   HGB0125        00597278                           56,700
Clydesdale Nominees   HGB0125        00597758                            2,500
Clydesdale Nominees   HGB0125        00639205                            1,500
Clydesdale Nominees   HGB0125        00701601                            4,700
Clydesdale Nominees   HGB0125        00702764                              800
Clydesdale Nominees   HGB0125        00703213                            1,750
Clydesdale Nominees   HGB0125        00703825                            2,500
Clydesdale Nominees   HGB0125        00703833                           14,300
Clydesdale Nominees   HGB0125        00703841                            3,700
Clydesdale Nominees   HGB0125        00870934                           13,100
Clydesdale Nominees   HGB0125        00878188                            8,000
Clydesdale Nominees   HGB0125        00882487                            2,500
Clydesdale Nominees   HGB0125        00209774                            9,135
Clydesdale Nominees   HGB0125        00702764                              800
Clydesdale Nominees   HGB0125        03100241                            1,800
Clydesdale Nominees   HGB0125        00209774                            5,849
Clydesdale Nominees   HGB0125        00209774                           10,880
Clydesdale Nominees   HGB0125        00837619                           23,200
INVESTORS BANK AND TRUST CO.         428169                          2,797,788
INVESTORS BANK AND TRUST CO.         519883                             15,672
INVESTORS BANK AND TRUST CO.         519891                             38,334
INVESTORS BANK AND TRUST CO.         519909                             84,389
INVESTORS BANK AND TRUST CO.         519917                              9,701
INVESTORS BANK AND TRUST CO.         519925                              6,069
INVESTORS BANK AND TRUST CO.         555879                            395,003
INVESTORS BANK AND TRUST CO.         573039                          2,448,075
INVESTORS BANK AND TRUST CO.         576487                            296,639
INVESTORS BANK AND TRUST CO.         583293                          8,500,463
INVESTORS BANK AND TRUST CO.         585165                            364,992
INVESTORS BANK AND TRUST CO.         586072                          2,111,096
INVESTORS BANK AND TRUST CO.         588888                            168,393
INVESTORS BANK AND TRUST CO.         590421                            360,283
INVESTORS BANK AND TRUST CO.         595966                          4,019,003
INVESTORS BANK AND TRUST CO.         911140                            609,133
JPMORGAN CHASE BANK                  540186                          1,566,357
JPMORGAN CHASE BANK                  555465                          3,544,744
JPMorgan Chase Bank                  BTCO34IE                          301,439
JPMorgan Chase Bank                  BTCO45IE                        2,555,617
JPMorgan Chase Bank                  BTGF01IE                          974,563
JPMorgan Chase Bank                  BTGF04IE                        3,270,580
JPMorgan Chase Bank                  BTGF05IE                          799,645
JPMorgan Chase Bank                  BTGF07IE                          512,325
JPMorgan Chase Bank                  BTK001IE                        2,780,253
JPMorgan Chase Bank                  BTS004IE                        2,516,051
JPMorgan Chase Bank                  BTS005IE                          433,416
JPMorgan Chase Bank                  BTS006IE                          456,201
JPMorgan Chase Bank                  BTS009IE                          238,953
JPMorgan Chase Bank                  BTS011IE                          141,144
JPMorgan Chase Bank                  BTS015IE                          246,224
JPMorgan Chase Bank                  BTS018IE                           43,507
JPMorgan Chase Bank                  BTS019IE                          127,038
JPMorgan Chase Bank                  BTS022IE                          237,330
JPMorgan Chase Bank                  BTS024IE                          194,352
JPMorgan Chase Bank                  BTS028IE                        9,701,599
JPMorgan Chase Bank                  BTS031IE                          110,168
JPMorgan Chase Bank                  BNN018IE                          119,507
JPMorgan Chase Bank                  BNN024IE                           55,592
JPMorgan Chase Bank                  BNN033IE                           97,582
JPMorgan Chase Bank                  BNN046IE                          236,602
NORTHERN TRUST BANK-BGI SEPA         581610                          1,789,310
NORTHERN TRUST BANK-BGI SEPA         584069                          1,067,553
Nutraco Nominees Limited                                             2,762,056
State Street                         BNN005IE                           40,187
State Street                         BNN032IE                          137,602
State Street                         BNX012IE                          505,000
State Street                         BNX019IE                          447,019
State Street                         BNX021IE                           28,516
State Street Bank - Custodian        576222                             71,833
STATE STREET BANK AND TRUST          713101                         22,776,128
Sumitomo TB                          BNN029IE                           77,336
Sumitomo TB                          BNN031IE                           51,948
Sumitomo TB                          BNN036IE                           59,675
Sumitomo TB                          BNN052IE                          116,968
Swan Nominees Limited                                                  128,818
Swan Nominees Limited                                                    5,236
ZEBAN NOMINEES LIMITED                                               7,552,550

                                             Total                 670,008,528




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 7 April 2003                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary